Filed Pursuant To Rule 433

Registration No. 333-275079

February 26, 2024

ETF CENTRAL: Behind the Ticker Podcast with David LaValle

CIO THOR FINANCIAL TECHNOLOGIES, BRAD ROTH: Welcome to Behind the Ticker. I'm Brad Roth, chief Investment Officer of Thor Financial Technologies and Portfolio manager of THLV, the Thor Low Volatility ETF. Behind the ticker uncovers the inner workings of the ETF industry. We will interview portfolio managers and ETF service providers to dive deep into their work lives and their businesses. We will learn the inner workings of their strategies and what drives them as they continue to grow their company. Many of these individuals are entrepreneurs and will have unique and compelling insights to share. As much goes on behind the ticker. Please note nothing in this show is investment advice, and it is meant solely for educational and entertainment purposes only. Welcome to Behind the Ticker. We are continuing our live from the Exchange ETF conference series. Today we have on David LaValle, he is with Grayscale. They are the largest Bitcoin ETF in the world, ticker GBTC. He was kind enough to go through all of the intricacies of what it took to get these products to market, uh, all the conversations and back and forth that they had to have with the SEC in order to make this a reality and all the hard work that was done by the industry as a whole to make this happen. It's been an exciting time. We talk about the, the competition in the space. We talk about all the other things that Grayscale does outside of just GBTC, and I think you'll find this to be a very interesting and fascinating interview. So, without further ado, please welcome Mr. David LaValle. Hey, David, welcome to the show.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: Hey, thanks for having me. I'm really excited to be here.

ROTH: So, before we get started, I always like to ask, please give me a little bit about your background and how you eventually got into the position you are today.

LAVALLE: Yeah, sure. So, look, I, uh, like to say I'm, uh, a guy who has sat on every leg of the ETF stool. I started my career on the floors of the stock exchanges trading a broad range of products, starting with, you know, small to mid cap equities, into large cap equities, listed derivatives, structured notes, and ultimately, you know, we were the largest ETF is, uh, excuse me, largest ETF market maker on the floor of the American Stock Exchange. Uh, after selling that business, I went to NASDAQ and ran NASDAQ's, um, ETF listing and trading business before going to State Street where I ran a segment of the business in the US, uh, focused on cap markets. And prior to joining Grayscale was the CEO of a global indexing firm. So I've kind of sat in every leg of the ETF stool, as I mentioned, uh, and I'm a kind of an ETF guy through and through. So I had the opportunity, I got cold called by our CEO and you know, he was like, Hey, we're, you know, gonna build out an ETF franchise, you're got the perfect experience to do it. And, uh, at first I kind of chuckled and said, that's cute, but as I learned more about the opportunity, it was something I had to dive into and it was really an opportunity to, you know, really marry, you know, two, um, incredible innovations of finance, the ETF in terms of investment product and, you know, crypto or more broadly digital assets, uh, coming together. So it's been great.

ROTH: Yeah no, it's, that's exciting and a really, you know, perfect background for this show. Um, before we get into grayscale, before we get into GBTC, uh, I wanna just ask, and I ask everybody, any hobbies? What do you like to do when you're not working?

LAVALLE: Oh man, you know what people would tell me, uh, I had a nickname that I'm the, the concierge. So, uh, people in the ETF industry and, and people that I've worked with will reach out to me and say, Hey, I'm gonna be in St. Louis. Where should I go? And I'll be like, you know, you should go to Pappy's for ribs, or, you know, where should I go if I'm in Dallas and I want coffee and I'll be like, go to weekend coffee. So I, I, I'm, uh, passionate about food, coffee, uh, and, uh, I dunno, enjoying time with my friends and working out and running and I dunno, I get a bunch of stuff that I do.

ROTH: Yeah. So I'm gonna have to get your number because I've been traveling more and I would take the recommendations. So, um—

LAVALLE: Anytime you wouldn't be the only person, I promise

ROTH: The concierge that's, I'm gonna be calling you that <laugh>. Um, so we all know Grayscale, uh, it's, it's, uh, it's a household name at this point. It's been popularized for GBTC, which is the Bitcoin ETF, however, you have many other products. Can you talk about all the things grayscale does for clients?

LAVALLE: Yeah, look, we're the largest digital currency asset manager in the world. Our flagship product is absolutely GBTC, which is the largest Bitcoin ETF now in the world. We used to say the largest Bitcoin fund in the world. It's the largest Bitcoin ETF in the world, and we're really, really proud about that. Uh, but I think if you like, take a step back and look more holistically at grayscale and what we've done for the market, it's not about tokenizing the world and, you know, changing the way that everybody does everything. And using crypto to do that. It's really taking a look at how can we bring access to the broadest range of investors and deliver these, deliver these crypto opportunities to them. And it's really about taking a look at the regulatory framework and utilizing the regulatory framework, um, you know, to really bring products to market that makes sense for investors. It's about education. Um, and look, 2013 was when this product was created with the expressive, you know, promise to turn it into an ETF. And we finally did it. It took 10 years. Uh, but we have been on a journey to bring a number of different exposures and a number of different digital assets to market utilizing the same exact, um, you know, process that we utilize for GBTC. And we like to boast a four phase lifecycle. So we have 17 digital asset products, uh, that have come to market, and they start as private placements. They season under Rule 144. After a year or so, we, you know, apply for them to be quoted on the OTC markets, um, after they're on the OTC markets being quoted and traded, that allows, you know, anybody to buy and sell them. So seeking liquidity in those products, we have the opportunity to make them SEC reporting companies, which would be phase three. And then ultimately phase four is turning them into an ETF. So we have 17 digital asset products that are living in one of those four phases. Um, some of them are single asset products like GBTC representing Bitcoin, so ETHE for Ethereum and GSOL for, um, you know, Solana. And some of them are index based in nature. So our digital large cap fund, which is an index based product that holds a number of different tokens. Um, so those are some products that we have in market that's probably less exciting 'cause people know about that stuff. The more exciting stuff is what's the product we're gonna launch or think about launching today that's in our product development cycles. That's the GBTC of 2013 that the marketplace probably isn't necessarily yet ready for, but we know is going to be something that's going to be in demand in five or 10 years from now. And, you know, we've partnered with FTSE on, you know, developing the crypto sectors. So, you know, we have all sorts of very interesting innovative ideas. So it's about innovation, it's about, you know, utilizing the regulatory framework. It's about delivering exposure of crypto to our investors, um, and really, really being that, you know, crypto specialist for, for the market.

ROTH: Yeah, no, and it's definitely an exciting time, I think, to be at Grayscale. It seems like a lot of really cool things happening before we get into products and some of the regulatory framework and everything that just happened to get this Bitcoin ETF to market. I think it's important because I've talked to a lot of advisors. You talked to a lot of advisors. I think the biggest hurdle for mass adoption in the wealth space is just basically education.

LAVALLE: Yeah we would agree.

ROTH: So, yeah. So can we do just, what is Bitcoin, you know, and why should be, why should advisors be looking at this asset class?

LAVALLE: Yeah, so at, at its core, Bitcoin, um, was a developed with a, with a purpose in mind. And that purpose was to be a peer to peer payment system and to be decentralized and, you know, totally decentralized and off the rails of anything that we are, you know, currently utilizing for our own banking or for our own, um, ability to transfer fiat currency. And, you know, I think part of the problem with the advised community and with, you know, people in the US is that they're relatively pretty happy with their payment system that currently exists. And so you're absolutely right that it takes a bit of education in facing off with not even the skeptics, but people that just don't understand the utility of this innovation and the conversations that we have had. And listen, when I joined Grayscale, my, my parents asked me the question, my, you know, aunts asked me the question, my kids asked me the question, and I think, um, I also needed to be educated on it. And through that education, there's real world utility. And the question that we get asked mostly, although it started to dissipate from the advisors, is why would I ever use Bitcoin to buy a coffee in the morning when I get up? And the answer is, you probably wouldn't if you're in the US market. And that's where the conversation starts, and that's where the education starts. And, and then it leads to a really fruitful discussion about how, um, advisors can think about Bitcoin, how advisors can think about digital assets more broadly, and then how they can think about incorporating it into their portfolios and their client's portfolios. And it's been, uh, it's been really, really rewarding to be that educator and to be that source of education. Um, you know, we, we created a, a Bitcoin book, um, and the Grayscale Bitcoin book is an actual physical book that talks through exactly what Bitcoin is, and it's meant to be an education source for advisors to keep on their desk to utilize as a resource, and then to also share with their clients. So look, if any of your listeners want to get a Bitcoin book, uh, info@grayscale.com, uh, and ask for it and tell 'em that, uh, you know, you heard about it on your podcast.

ROTH: Yeah tell 'em that David sent you

LAVALLE: Exactly. Exactly.

ROTH: So I, I would buy Bitcoin or I would buy coffee with Bitcoin if I got my airline points right. As long as I, there you go. As long as I can get my reward points, maybe we can work that into the system. If Satoshi is listening,

LAVALLE: You're not, you're not that far off. So, uh, so, you know, stay tuned. Who knows what we'll innovate with right?

ROTH: So the race to spot Bitcoin approval was a bit to me, like a soap opera. I watched it from a far on Twitter. Um, can you talk about everything that had to happen to really make this a reality? Like, when did you start thinking, it seems like a long time ago, <laugh>, that we were gonna get this in an ETF. Can you talk about some of the hurdles that you had to jump through in order to get this product actually approved as a spot Bitcoin product?

LAVALLE: How long we got, uh,

ROTH: We got as much time as you want

LAVALLE: <laugh>. So first of all, I never thought of it as a soap opera. I think maybe I would've, uh, if I was gonna use a TV analogy, it might be more like a reality show. Um, so, but, and, and we'll have to, we'll have to think on that. It's a good one. I like analogies. Look, we had tremendous, tremendous conviction that we were going to deliver on the promise that we offered our investors that we were gonna deliver Bitcoin in an ETF wrapper. And in 2013, when this product was built, and it predates me, but it was built to mimic GLD's construct, a 33 Act, Delaware grantor trust that was going to be a building block for clients in their portfolios. And it was going to be an allocation that they were going to want, just like it's an allocation that they have for gold or for S&P 500 exposure or, or other commodities. Um, and so that conviction, uh, was held very tightly by the entirety of our firm. And upon joining, there was kind of a very interesting opportunity that presented where whereby Chair Gensler made, uh, some comments in Q3, uh, of 2021, where he said the SEC was ready to entertain the opportunity for, you know, Bitcoin futures ETFs. So that's an ETF that holds Bitcoin futures. And, you know, we thought, wow, that's interesting. If you're good with futures, you should be good with spot. It seems to me, I think, um, Eric Balchunas once said, you know, that's kinda like saying we're okay with the rated R movie, but we're not okay with the PG 13 movie, you know, to another analogy. Uh, and so we, you know, we were ready to go. And on the first day of trading in October that those Bitcoin futures ETFs traded, we filed to uplist GBTC from being a publicly quoted, uh, over the counter private placement to become an ETF listed and traded on NYSE arca. And, you know, as I think you probably know, and your listeners probably know, there's a regulatory review process we respect the regulatory review process. The regulatory review process was about 240 days. Uh, and in, you know, late June of 2022, we were, we were denied by the SEC. And on that day that we were denied. We, you know, challenged that decision ultimately in the DC Circuit Court of Appeals, uh, under the Administrative Procedures Act. And we basically said, listen, we have been treated unfairly, we're being treated in an arbitrary and capricious manner. If you're good with Bitcoin futures, you should be good with Bitcoin spot. And as a regulator, as a government regulator, you need to treat like pieces of business alike. And we challenged that decision. And ultimately in late August of 2023, we got a unanimous decision from the DC Circuit Court of Appeals, and they agreed with us, and they said that the SEC behaved in an impermissible way under the Administrative Procedures Act, uh, and they could not deny us on those grounds. And that set off a 45 day period where it was a little bit tense at times at grayscale. We were wondering if the SEC was going to appeal that decision. We didn't think they had a strong case to appeal, but they had the right to appeal. And after those 45 days expired, the SEC decided not to appeal. And that, you know, put us on a path to have some really constructive dialogue with the SEC and ultimately on January 11th, get to a place where we were, you know, listing and trading on the NYSE exchange. Um, you know, between that denial and the, the, you know, decision by the SEC to not appeal, there was a tremendous amount of work by the industry that largely goes unspoken about. But everybody showed up. Obviously, the issuers were interested in launching the products, but you had administrators, you had custodians, you had authorized participants, you had market makers, you had exchanges that all really needed to show up. And in the two weeks before Christmas and the two weeks after the Christmas holidays, uh, leading into that January 11th date, it was, uh, quite a bit of gymnastics that the, uh, that the industry kind of went through. Uh, I have been quoted as saying, you know, we were all pretty much twisted up into a pretzel to make this thing happen. And the the beauty of it is everybody showed up and it worked, and these products are behaving as designed, and it's an incredible, incredible, uh, commitment by the industry to, to have shown up and given the ETF investors what they wanted, which was a Bitcoin spot ETF.

ROTH: What, just outta curiosity, what was, you know, the major hurdle and/or two that the SEC was pushing back on to make it difficult?

LAVALLE: Yeah, so they essentially made three comments. Um, one was that 40 Act products have, um, greater protections for investors than 33 Act products. So let's pause there for a second. I'm not a securities attorney, and I'm gonna oversimplify this for your listeners, but 40 Act, um, essentially governs products that hold securities, stocks, bonds, futures, um, and so the Bitcoin futures products came to market under the 40 Act, and the SEC said the 40 Act has greater protections than the 33 Act. 33 act, again, broad strokes, governs commodity based products: gold, silver, platinum, palladium, Bitcoin. And so our products were coming to market under the 33 Act. So that was number one. Um, the issue with that concern that they had is shortly after the initial wave of approvals for Bitcoin futures products under the 40 Act, they had approved a product that was brought to market by re, uh, which was a Bitcoin futures product under the 33 Act. So we said, oh, I guess the 33 Act and the 40 Act are both permissible. So that kind of, um, you know, hurt their argument there. They also said that, um, the underlying Bitcoin market is susceptible to fraud manipulation. Uh, and the underlying Bitcoin market does not have the appropriate surveillance in place, uh, to ensure that, you know, fraud manipulation can be kind of governed. And those two arguments, um, we appreciated, however, if they were good with Bitcoin futures, they were essentially saying that the Bitcoin futures market has an appropriate level of surveillance. And if, you know, Bitcoin futures are based on Bitcoin spot, then implicitly, you know, they're comfortable with the surveillance that's going on in the underlying Bitcoin markets. And ultimately, when we kind of fast forward and we go through the written briefs and the, you know, we get into the courtroom, the, the judge is rightfully focused on the SEC's decision, which said many times that Bitcoin futures are different than Bitcoin spot and the Bitcoin futures market is different than the Bitcoin spot market. But the judges very rightly asked very directly to the SEC. Um, you know, you've said a number of times in your written briefs that these are different, but you haven't said why. So tell us why. And ultimately, um, you know, the SEC didn't have a, didn't have a, a strong enough answer to that question. Yeah.

ROTH: Well, no, I appreciate you sharing all that. I, it was, again, I was watching from afar and didn't really know all of the inner workings, and I'm sure those who are, you know, interested in the product and, and interested in these spot Bitcoin products are going to appreciate that as well. So, can we talk about the changes that needed to be made to GBTC once this approval was made? The structure, or, you know, how you had to probably underlying swap—swap underlying holdings, like how did that all work?

LAVALLE: Yeah, structurally, yeah, it, it seems like a, you know, a, a sexier question than it actually is, given that in 2013 when we built this product that we had an ETF in mind—we built it exactly for that purpose—and so the product didn't change. Um, two things changed. Number one, uh, the listing venue changed. So it went from being, you know, traded and quoted on the OTC market to being traded and quoted, uh, on NYSE Arca. So think of that as like a corporate action and a listing venue change. Very simple, happens all the time. Uh, and the second is the permission to have simultaneous creation and redemption, which is the hallmark and kinda the bedrock of how an ETF works. In the, the, the previous structure under the private placement construct, you could either have creations, or you could have redemptions. Um, and the problem was redemptions weren't permitted in the current construct. And so we were really kind of stuck in this, you know, limbo where, you know, we really wanted to uplift the product to become an ETF to allow for simultaneous creation redemption, which would allow for our product to, you know, much more closely track the underlying value of the assets. And in the absence of that, you know, simultaneous creation, redemption, our product was somewhat behaving like a closed end fund and wasn't doing a really efficient job of tracking the underlying asset. So it was at times trading at a premium and then at times trading at a discount. And we wanted to deliver better for our investors. So that was really the driver of us creating, you know, this ETF, um, and uplifting it to become an ETF, but it was really just a corporate action for an uplifting and then simultaneous creation redemption.

ROTH: I think a lot of advisors too are curious, you know, how the fund, or how the ETF actually custodies this asset and trades it. Like, because it's atypical from going through a, an exchange like NYSE, right? Where you're trading equities or you know, you're trading fixed income. You know, this is a different type of asset class. Can you just talk structurally about that?

LAVALLE: Yeah. So it was incredibly innovative in some ways, and the same old story in other ways. So if you're an ETF geek, like I am, I'm proudly an ETF geek, we leveraged a lot of what we had already seen in the past. And when GLD came to market, it was also a bit of a conundrum in the sense that you had an administrator that was responsible for managing the creation or redemption of ETF shares. You know, those firms are like, you know, Bank of New York or State Street or JP Morgan or US Bank or Northern Trust. But typically with ETFs, that administrator is also the custodian. And those, you know, uh, providers of, of administrative services for ETFs, you know, didn't have the ability to custody the actual gold. I mean, these are rocks. I always used to say they're, you know, GLD is a pretty simple product. It's rocks in a box, but they didn't have the box to hold, they didn't have the vaults. And so you had this, you know, strange situation where HSBC was going to be the custodian of the gold. Uh, but, you know, Bank of New York in that case was going to be the, the custodian, excuse me, the administrator of the ETF shares. And so you have this kind of divorced situation where the administration and the custody of the product are, are separate. It's the same exact thing that we have seen with these Bitcoin spot products coming to market. Now, fortunate for us, with a 10 year track record, and having a strong relationship with Coinbase, and actually understanding how to strike a NAV for our product, and already having Bank of New York as our administrator, um, you know, we actually understood exactly how this was going to work and we were really proud about that and we were preparing for that, 'cause we knew we ultimately wanted to have an ETF in market. Uh, but it wasn't actually that complex, to be honest. For, for others who are not digitally native, perhaps it was something that was a little bit more difficult for them. But for us, honestly, we already had a relationship with Coinbase, and at launch we had $28 billion in assets that were in custody there. And we already had a relationship with Bank of New York who was striking our NAVs on a daily basis and doing the administrative functions for GBTC in the current form before it was an ETF. So it's actually, um, a lot less, uh, a lot less sophisticated and kind of, you know, curious than you might think it was.

ROTH: So this was kind of, this was the first time, at least in, in my career since I've been in the ETF space, that we watched a bunch of horses at the gate at the same time and the whistle blew off. Yeah. And now you have, uh, you know, competition in, in similar products, right?

LAVALLE: Yeah.

ROTH: So how are, how is Grayscale viewing, you know, competing in the space? Obviously you're the oldest, but how are you viewing like, competing and growing in this space as, I mean, we just got off the finish line.

LAVALLE: Yeah, yeah. Um, listen, we're happy to have everybody competing with us, candidly. Um, you know, we showed up with $28 billion in assets and a million investors and a 10 year track record. I mean, this is not a new game for us. Uh, and we're a firm that really understands how the ETF market works as well. And, and by the way, I say that respectfully and we are big, big believers in investor choice. So I know we talked about Bitcoin futures and the Bitcoin futures products. We're not anti-Bitcoin futures products. So it's, it's about investor choice. Like there are people that are gonna utilize that for their Bitcoin exposure. Great. Uh, but we showed up with a tremendous amount of expertise, and it is unprecedented to have, you know, 10 products kick off on the, on the same day. That was something to really, really watch. But I think more importantly, it was watching the industry show up and support all those products. Nothing broke. Everything worked as designed, you know, uh, day one we had I think $4.3 billion of notional trading volume. That is insane. GBTC traded—GBTC was the ninth most actively traded ETF out of the 3,500 ETFs in market with the likes of the Qs and SPY and IWM. And that's incredible. So this thing all kind of worked as designed, uh, investors are gonna have choice. That comes with a responsibility. And I know there's gonna be advisors that are listening that need to understand, you know, not every ETF is created equally, and not every ETF is created equally. And that's something that I have been saying for 15 years. I've been, you know, pedaling ETFs, I'm a huge believer in ETFs, but you have to do your homework and you have to know who you're partnering with, and you have to understand, you know, explicit costs and the implicit costs and, and how to best make a decision for you and your clients and your client's portfolios.

ROTH: So now that this product has been approved, where do you see the evolution from here? I see leveraged products already. In the market. I'm sure we're gonna get active. Um, so where do you kind of see the evolution now that you've got the first spot approved?

LAVALLE: You know, um, it was like a race to the start line as opposed to a race to the, the finish line. It's, uh, I dunno if any of your listeners ran track, but you're looking across and you're like, oh my gosh, I'm, I'm running the 400 and everyone is lining up and I am across the infield. And so you do a dead sprint diagonal across the, you know, that football field and you're ripping your track suit off and hopping in line sweaty, and then you have to run the 400. That's the way it feels, right? We sprinted to the start line with everybody else, and now we actually have a real race to run. And I think there's two components to the evolution. I think you were alluding to, you know, what's gonna come next from a product perspective. There is absolutely going to be a whole ecosystem of products that are in and around, you know, the, just the spot Bitcoin exposure. You mentioned levered, uh, you mentioned inverse. Um, you know, there's gonna be an options market that's gonna be established, and there's gonna be target outcome products and buffered products. And there's gonna be covered call products—we filed for one. Um, there's also going to be, you know, other traditional overlays. You could see a, you know, low vol, uh, Bitcoin, ETF, you could see, you know, something that targets a certain growth or looks at other factors. You might see some that are, you know, bringing and incorporating factors that are really only, you know, um, in the crypto market that are going to now be incorporated into the traditional ETF market. That's kind of one side of it. But then the other side of it is all about access. We haven't even like scratched the surface on access. So the, the story here is that ETFs have long democratized investing for, uh, investors and bringing asset classes that were available to a subset of the market and made them available to everybody. And I know we talk about SPY being the first ETF in market, and we talk about that being, you know, a very plain vanilla exposure, S&P500 exposure with a market cap weight. But let's be honest, in 1993, that was an exotic institutional exposure that was brought, you know, to the masses. And then we saw international equities and fixed income and subsets, sub-sectors of fixed income and commodities and currency and currency hedge. Like this is just another, you know, example of an asset class or an exposure that was available to a subset of the market that now is available to the masses. And when I say the masses, I mean the advised market, we are big believers in partnering with our advisors. Sure, there are going to be individual investors who are gonna buy on their, you know, self-directed accounts. But this is really about partnering with the advisor market, partnering with advisors, educating advisors, educating the client base. And that's gonna take onboarding at all these platforms, the wirehouse platforms, the independent platforms, and going through due diligence exercises at all of these, um, you know, houses that are going to look to incorporate, you know, Bitcoin into their client's portfolios. Historically, before the ETF, it didn't really fit. And these wealth management platforms were saying, this is not for us. We are not weighing into the digital asset market. Now that they have it in the form—Bitcoin in the form of an ETF, it kind of fits into their due diligence process. Uh, and they can no longer really avoid the question. Advisors tell me their clients are asking about it, advisors tell me that they need to be as educated or more educated on this topic than their clients are. And we're, we're here to do that. So it's about new product exposures and it's about access.

ROTH: Yeah and, and it's interesting. I, you know, Bitcoin is probably the first asset class where the client may know more than the advisor, right? And they bring that to the advisor, they bring the idea to the advisor, the million dollar question. And you, and you walked right into this, which would be, if you're sitting down with an advisor, where does GBTC kind of fit in your overall model portfolio construction in your opinion?

LAVALLE: So Bitcoin means different things to different people, and that makes it fascinating for an asset allocation conversation. But let's actually, let's actually mimic that conversation. 'cause the advisor's first gonna say, I wouldn't use Bitcoin to buy my coffee in the morning. And I'm like, you're right. 'cause you're in the US market and you trust your financial system, but maybe you were in a country that had 40% annualized inflation, you would want something that, you know, has a little bit more stability to it. And by the way, we're not saying that Bitcoin isn't, isn't a volatile, you know, asset. It, it absolutely is. Um, it's gonna go up, it's gonna go down and, and we've seen that even since the launch. Um, but I would say, you know, the use case for Bitcoin is something that is in the eye of the beholder. And if you are someone who needs to transact cross-border and you need to maybe get money to your family, uh, in another country that doesn't have, you know, strong payment rails, and you're gonna rely on a 50-year-old, you know, process of very slow, very expensive, you know, wire transfers cross border, you might really find it attractive to have a 24/7 payment rail that's very cheap and lightning fast. And so we'll talk about that use case. But for that advisor and the use case that they need, it's like, no, how does it fit into my portfolio and my client's portfolio? There's really two things. One, it's a digital store of value and has properties that are much like gold, uh, and quite frankly, even better than gold. Um, and so, you know, you might trim back your gold allocation and put a Bitcoin allocation in, but, but for me, the strongest reception that I've had is this is a transformational technology. And for the demographic of the traditional advisor, you know, which is not much different than myself. We've lived through a couple of very disruptive technologies and the first disruptive technology that I experienced was in probably the late nineties. I'm on the floor of the American Stock Exchange, you know, making jokes about Jeff Bezos. Like why in the world would I use the internet to like buy a book? There's two borders across the street and two Barnes and Noble down the block. Like, I would never do that, and it's expensive to ship stuff. And I was a knucklehead, I was young, and I didn't appreciate that there was going to be an application of this disruptive technology, the internet that went beyond communication chat rooms and email. I was like, I get it. I'm using it. I'm never buying anything over the internet. I was young, I was silly, I was dumb. The second disruptive technology in our lifetime for me was a smartphone. And I was so excited about having my first smartphone because, you know, I didn't have to carry around some sort of MP3 player and a phone. I, I didn't have my first smartphone and complain that it didn't have GPS enabled technology. And I didn't have a, you know, the ability to have, you know, a black car come out in front of my, you know, my apartment to pick me up. So those are two disruptive technologies where the first application was really, really useful for me, and then it permeated the rest of my life—the smartphone and the internet. The issue here is we have another disruptive technology upon us. The first use case is kind of useless to many people in the US market, and I remind them it's a disruptive technology, and this is going to have the properties of growth tech. And so you should think about it as a disruptive technology and to have an allocation in your portfolio that has a feel of growth tech, volatile, high returns. And, you know, we've done a bunch of research on this in terms of, you know, 60-40 portfolios and where does it fit in and what the allocation should be. Uh, and our research on our website, which you, you know, I encourage your listeners to check out, is that a 5% allocation is really a sweet spot of having like, you know, great risk adjusted returns, uh, and high quality sharp ratios and the like. So that's the way that I have the conversation and it resonates, it puts us in, in, in real world terms for the advisors out there.

ROTH: Well David, I can't thank you enough for joining me. This was educational, insightful, um, fun conversation. Before I let you go, where can people learn more about you? Where can people learn more about Grayscale?

LAVALLE: Um, you can learn more about me hanging around ETF conferences like we are here. Uh, but Grayscale.com is much more interesting for your listeners. We have a tremendous amount of research, uh, and a tremendous amount of resources to educate, uh, our advisors and our clients and potential investors. So we welcome you to do that.

ROTH: Well again, thank you so much for joining me.

LAVALLE: Thank you so much.

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